UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_____________

(Amendment No. 1)

NOVELL, INC.
(Name of Subject Company (Issuer) and Filing Persons (Issuer))
_____________

0.50% Convertible Senior Debentures Due 2024
(Title of Class of Securities)

670006 AC 9
(CUSIP Number of Class of Securities)
_____________

Barbara A. Dirsa
Associate General Counsel and Assistant Secretary
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
(781) 464-8000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
_____________

Copy to:
Linda L. Griggs, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 739-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

            This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Novell, Inc. (the “Company”) with the Securities and Exchange Commission on June 15, 2009 relating to the Company’s tender offer for its 0.50% Senior Convertible Debentures Due 2024 (the “Debentures”). The purpose of this Amendment is to report the results of the tender offer pursuant to the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Results of the Offer

            The tender offer expired at 5:00 p.m., New York City time, on July 14, 2009. The Company has been advised by Wells Fargo Bank, National Association, the Trustee and Paying Agent, that $121,625,000 aggregate principal amount of Debentures was validly surrendered and not withdrawn prior to 5:00 p.m., New York City time, on July 14, 2009. The Company has accepted this aggregate principal amount of Debentures for purchase and forwarded such amount to the Paying Agent as the purchase price for the tender offer.

            As of the close of business on July 15, 2009, $43,000 aggregate principal amount of Debentures remains outstanding.

SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009

NOVELL, INC. a Delaware corporation
By: /s/ Dana C. Russell
Name:	Dana C. Russell
Title:	Senior Vice President and Chief Financial Officer